May 16, 2022TSX: SAM

Starcore Announces US$2 Million Exploration Program for 2022

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) is pleased to announce that its Board of Directors has approved a US$2 million exploration budget for its most prolific projects.

Firstly, Starcore has budgeted US$500,000 for El Creston, an advanced moly project located in Opodepe, Sonora Mexico, where Starcore will inject US$500,000 for studies to confirm the presence of a copper porphyry at depth.  The program will include surveys, geophysical studies of magnetometry, and the development of new geological models from existing drillhole data.

Fig 1) Zoom Model Lowell & Guilbert, 1970, representing geologic model of El Creston Porphyry Mo-Cu, and the open potential deep HB.

(HB: Hydrothermal Breccia; IB; intrusive Breccia).

Secondly, a budget of US$1 million has been allocated for the San Martin Mine concession with the following objectives:

a.   To search for the extension of the San Martin Breccia in the southwest and eastern part of the mine

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

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San Jose Area
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Fig 2) Geological Model San Martin Breccias, representing Eastern and Southern part of the deposit.

b.   To confirm the geological potential of the north part of the concessions in the areas of Cerro Azul (North Area)

Fig 3) Claim Map representing Cerro Azul Area.

Lastly, the balance of the exploration budget of US$500,000 will be allocated towards new opportunities where Starcore has been invited to participate in potential joint ventures, such as the gold and silver project called California located in Durango, Mexico, a concession of 3, 211 hectares, which is part of the mineralization trend of the San Dimas District.

Fig 4) California claim - a new target of Starcore International Mines

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the projects as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.